FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

March 7, 2007

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Set forth below is the text of a press release issued on March 5, 2007.

Luxottica’s net income from continuing operations for fiscal year 2006 rises by €100 million or by 30%

Cash dividend for FY 2006 to increase by 45%

Milan, Italy — March 5, 2007 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), the global leader in the eyewear sector, today announced consolidated U.S. GAAP results for the three- and twelve-month periods ended December 31, 2006(1). Financial highlights for the respective periods were as follows:

Fiscal Year 2006(2)

•                  Consolidated sales: €4,676.2 million (+13.1%) (+14.0% excluding effect of exchange rates)

-                    Retail sales: €3,294.2 million (+7.6%); Retail comparable store sales(3): +6.7%

-                    Total wholesale sales: €1,715.4 million (+30.9%)

•                  Consolidated operating income: €756.0 million (+30.0%); Operating margin: 16.2%

-                    Retail operating income: €431.5 million (+21.5%); Retail operating margin: 13.1%

-                    Wholesale operating income: €445.8 million (+46.5%); Wholesale operating margin: 26.0%

•                  Consolidated net income from continuing operations(4): €430.7 million (+30.2%); Net margin: 9.2%

•                  Earnings per share from continuing operations: €0.95 (US$1.19 per ADS)

Fourth quarter(5)

•                  Consolidated sales: €1,110.6 million (+7.3%) (+13.9% excluding effect of exchange rates)

-                    Retail sales: €769.2 million (+0.4%); Retail comparable store sales(6): +5.7%

-                    Total wholesale sales: €413.8 million (+24.9%)

•                  Consolidated operating income: €164.9 million (+27.6%); Operating margin: 14.9%

-                    Retail operating income: €86.0 million (+6.9%); Retail operating margin: 11.2%

-                    Wholesale operating income: €104.2 million (+42.7%); Wholesale operating margin: 25.2%

•                  Consolidated net income from continuing operations(7): €100.7 million (+32.4%); Net margin: 9.1%

•                  Earnings per share from continuing operations: €0.22 (US$0.29 per ADS)

Andrea Guerra, chief executive officer of Luxottica Group, commented: “Fiscal 2006 was truly a record year all-around. Retail and especially wholesale performed well above the rest of the market, reflecting the strength of our business model and our ability to maximize growth opportunities. We ended the year with EPS from continuing operations of €0.95, reflecting a year-over-year increase of 30% and more than double that of the improvement in consolidated sales reported for the year.”

Mr. Guerra continued: “Cash flow generation was again one of the highlights of our results, with close to €400 million for the full year. This continues to be a key competitive advantage of our business model: the flexibility to make ongoing investments to maximize our ability to capture present and future growth opportunities.”

On December 31, 2006, Luxottica Group’s consolidated net outstanding debt was €1,148.5 million, resulting in a net debt to EBITDA ratio(8) of 1.2x, the lowest level in the past six years.

Luxottica Group’s consolidated results for the fourth quarter and fiscal year 2006 were approved today by its Board of Directors.

Proposed dividend for fiscal year 2006 and other Board resolutions

The Board of Directors today also scheduled the Company’s Ordinary Shareholders’ Meeting for May 15, 2007, on first call, and for May 16, 2007, on second call.

At the Ordinary Meeting, the Board of Directors will propose to shareholders a 45 percent increase in the cash dividend to be paid for fiscal year 2006 to €0.42 per ordinary share and per American Depositary Share (ADS) (one ADS represents one ordinary share). This will represent a dividend payout ratio of 45 percent, up from 38 percent for fiscal year 2005. Last year, shareholders approved the payment of a cash dividend of €0.29 per ordinary share and ADS.

At the Ordinary Meeting, the Board of Directors will submit to shareholders for approval, in accordance with Italian law, the Group’s International Financial Reporting Standards (IFRS)(9) statutory financial statements for fiscal year 2006 approved today by the Board.

Investor presentation of results for fiscal year 2006

Tomorrow, March 6, starting at 2:30 PM CET (1:30 PM GMT, 8:30 AM US ET), Luxottica Group will hold an investor presentation at the Milan Stock Exchange. The presentation, which will be open to representatives of the financial community and the media, also will be also available to all interested parties via webcast from the Group’s corporate website at www.luxottica.com.

Forecast for fiscal year 2007

During the investor presentation, management will discuss the Group’s forecast for fiscal year 2007. A detailed press release regarding this forecast will be issued prior to the beginning of the presentation at the Stock Exchange. A related slide presentation will be made available through the investor relations section of the Company’s corporate website also in advance of the start of the investor presentation at the Stock Exchange.

About Luxottica Group S.p.A.

Luxottica Group is a global leader in eyewear, with approximately 5,700 optical and sun retail stores in North America, Asia-Pacific, China and Europe and a strong brand portfolio that includes Ray-Ban, the best selling sun and prescription eyewear brand in the world, as well as, among others, license brands Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada and Versace, and key house brands Vogue, Persol, Arnette and REVO. In addition to a global wholesale network that touches 130 countries, the Group manages leading retail brands such as LensCrafters and Pearle Vision in North America, OPSM and Laubman & Pank in Asia-Pacific, and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based high-quality manufacturing plants and in the only two China-based plants wholly-owned by a premium eyewear manufacturer. For fiscal year 2006, Luxottica Group (NYSE: LUX; MTA: LUX) posted consolidated net sales of €4.7 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the availability of correction alternatives to prescription eyeglasses, the ability to successfully launch initiatives to increase sales and reduce costs, the ability to effectively integrate recently acquired businesses, as well as other political, economic and technological factors and other risks referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof and, under U.S. securities regulation, Luxottica Group does not assume any obligation to update them.

Luxottica Group S.p.A. media and investor relations contacts

Luca Biondolillo, Head of Communications
Tel.: +39 (02) 8633 4062
Email: LucaBiondolillo@Luxottica.com

Alessandra Senici, Senior Manager, Investor Relations
Tel.: +39 (02) 8633 4069
Email: AlessandraSenici@Luxottica.com

- TABLES TO FOLLOW -

(1) Consolidated results for the fourth quarter and the full year reflect the sale of the Things Remembered business in September 2006, which is reported under U.S. GAAP as a discontinued operation. Consequently, results of the Things Remembered business for the three- and twelve-month periods ended December 31, 2005 and 2006 are not included in the Group’s consolidated sales, operating income and net income from continuing operations reported today.

(2) All comparisons, including percentage changes, are between the periods ended December 31, 2006 and 2005.

(3) Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

(4) Figures exclude the results of Things Remembered, a discontinued operation.

(5) All comparisons, including percentage changes, are between the three-month periods ended December 31, 2006 and 2005.

(6) Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

(7) Figures exclude the results of Things Remembered, a discontinued operation.

(8) The ratio of net debt to EBITDA is a non-US GAAP measure. For additional disclosures regarding net debt to EBITDA, please refer to the tables accompanying this press release.

(9) Luxottica Group’s communications to the financial community are and will continue to be made in accordance with U.S. GAAP.

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS
FOR THE THREE-MONTH PERIODS ENDED
DECEMBER 31, 2006 AND DECEMBER 31, 2005

KEY FIGURES IN THOUSANDS OF EURO(4)

	2006	2005	% Change

NET SALES	1,110,553	1,035,264	7.3%

NET INCOME FROM CONTINUING OPERATIONS(5)	100,743	76,112	32.4%

NET INCOME	95,689	85,580	11.8%

BASIC EARNINGS PER SHARE (ADS)(2):
FROM CONTINUING OPERATIONS(5)	0.22	0.17
TOTAL	0.21	0.19

FULLY DILUTED EARNINGS PER SHARE (ADS)(3):
FROM CONTINUING OPERATIONS(5)	0.22	0.17
TOTAL	0.21	0.19

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS(1)(4)

	2006	2005	% Change

NET SALES	1,431,391	1,230,515	16.3%

NET INCOME FROM CONTINUING OPERATIONS(5)	129,847	90,466	43.5%

NET INCOME	123,333	101,720	21.2%

BASIC EARNINGS PER SHARE (ADS)(2):
FROM CONTINUING OPERATIONS(5)	0.29	0.20
TOTAL	0.27	0.23

FULLY DILUTED EARNINGS PER SHARE (ADS)(3):
FROM CONTINUING OPERATIONS(5)	0.28	0.20
TOTAL	0.27	0.22

Notes :		2006	2005
(1)	Average exchange rate (in U.S. Dollars per Euro)	1.2889	1.1886
(2)	Weighted average number of outstanding shares	453,587,473	451,287,279
(3)	Fully diluted average number of shares	457,044,068	454,929,432
(4)	Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
(5)

Results of Things Remembered, Inc., a former subsidiary that was sold in September 2006, are classified as discontinued operations and are not included in results from continuing operations for 2006 and 2005.

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS
FOR THE YEARS ENDED
DECEMBER 31, 2006 AND DECEMBER 31, 2005

KEY FIGURES IN THOUSANDS OF EURO(4)

	2006	2005	% Change

NET SALES	4,676,156	4,134,263	13.1%

NET INCOME FROM CONTINUING OPERATIONS(5)	430,705	330,790	30.2%

NET INCOME	424,285	342,294	24.0%

BASIC EARNINGS PER SHARE (ADS)(2):
FROM CONTINUING OPERATIONS(5)	0.95	0.73
TOTAL	0.94	0.76

FULLY DILUTED EARNINGS PER SHARE (ADS)(3):
FROM CONTINUING OPERATIONS(5)	0.94	0.73
TOTAL	0.93	0.76

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS(1)(4)

	2006	2005	% Change

NET SALES	5,869,979	5,144,677	14.1%

NET INCOME FROM CONTINUING OPERATIONS(5)	540,664	411,635	31.3%

NET INCOME	532,605	425,950	25.0%

BASIC EARNINGS PER SHARE (ADS)(2)
FROM CONTINUING OPERATIONS(5)	1.19	0.91
TOTAL	1.18	0.95

FULLY DILUTED EARNINGS PER SHARE (ADS)(3)
FROM CONTINUING OPERATIONS(5)	1.19	0.91
TOTAL	1.17	0.94

Notes :		2006	2005
(1)	Average exchange rate (in U.S. Dollars per Euro)	1.2553	1.2444
(2)	Weighted average number of outstanding shares	452,897,854	450,179,073
(3)	Fully diluted average number of shares	456,185,650	453,303,426
(4)	Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
(5)

Results of Things Remembered, Inc., a former subsidiary that was sold in September 2006, are classified as discontinued operations and are not included in results from continuing operations for 2006 and 2005.

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT
FOR THE THREE-MONTH PERIODS ENDED
DECEMBER 31, 2006 AND DECEMBER 31, 2005

In thousands of Euro(1)	4Q06	% of sales	4Q05	% of sales	% Change

NET SALES	1,110,553	100.0%	1,035,264	100.0%	7.3%
COST OF SALES	(335,419)		(336,420)
GROSS PROFIT	775,134	69.8%	698,844	67.5%	10.9%
OPERATING EXPENSES:
SELLING EXPENSES	(387,533)		(365,512)
ROYALTIES	(28,383)		(18,502)
ADVERTISING EXPENSES	(62,611)		(61,578)
GENERAL AND ADMINISTRATIVE EXPENSES	(114,195)		(109,803)
TRADEMARK AMORTIZATION	(17,487)		(14,225)
TOTAL	(610,209)		(569,619)
OPERATING INCOME	164,924	14.9%	129,225	12.5%	27.6%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(16,421)		(17,028)
INTEREST INCOME	3,676		1,462
OTHER - NET	(4,364)		9,091
OTHER INCOME (EXPENSES)-NET	(17,109)		(6,475)
INCOME BEFORE PROVISION FOR INCOME TAXES	147,815	13.3%	122,750	11.9%	20.4%
PROVISION FOR INCOME TAXES	(45,708)		(45,139)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	102,107		77,612
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(1,364)		(1,500)
NET INCOME FROM CONTINUING OPERATIONS(2)	100,743	9.1%	76,112	7.4%	32.4%
DISCONTINUED OPERATIONS	(5,054)		9,468
NET INCOME	95,689	8.6%	85,580	8.3%	11.8%
BASIC EARNINGS PER SHARE (ADS):
FROM CONTINUING OPERATIONS(1)(2)	0.22		0.17
TOTAL(1)	0.21		0.19
FULLY DILUTED EARNINGS PER SHARE (ADS):
FROM CONTINUING OPERATIONS(1)(2)	0.22		0.17
TOTAL(1)	0.21		0.19

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	453,587,473		451,287,279
FULLY DILUTED AVERAGE NUMBER OF SHARES	457,044,068		454,929,432

Notes :
(1)  Except earnings per share (ADS), which are expressed in Euro
(2)  Results of Things Remembered, Inc., a former subsidiary that was sold in September 2006, are classified as discontinued operations and are not included in results from continuing operations for 2006 and 2005.

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT
FOR THE YEARS ENDED
DECEMBER 31, 2006 AND DECEMBER 31, 2005

In thousands of Euro(1)	2006	% of sales	2005	% of sales	% Change

NET SALES	4,676,156	100.0%	4,134,263	100.0%	13.1%
COST OF SALES	(1,426,000)		(1,316,664)
GROSS PROFIT	3,250,156	69.5%	2,817,598	68.2%	15.4%
OPERATING EXPENSES:
SELLING EXPENSES	(1,544,327)		(1,439,437)
ROYALTIES	(104,579)		(67,050)
ADVERTISING EXPENSES	(318,128)		(267,753)
GENERAL AND ADMINISTRATIVE EXPENSES	(465,830)		(409,820)
TRADEMARK AMORTIZATION	(61,306)		(52,137)
TOTAL	(2,494,169)		(2,236,198)
OPERATING INCOME	755,987	16.2%	581,401	14.1%	30.0%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(70,622)		(66,171)
INTEREST INCOME	9,804		5,650
OTHER - NET	(16,992)		18,429
OTHER INCOME (EXPENSES)-NET	(77,810)		(42,092)
INCOME BEFORE PROVISION FOR INCOME TAXES	678,177	14.5%	539,309	13.0%	25.7%
PROVISION FOR INCOME TAXES	(238,757)		(199,265)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	439,420		340,043
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(8,715)		(9,253)
NET INCOME FROM CONTINUING OPERATIONS(2)	430,705	9.2%	330,790	8.0%	30.2%
DISCONTINUED OPERATIONS	(6,419)		11,504
NET INCOME	424,285	9.1%	342,294	8.3%	24.0%
BASIC EARNINGS PER SHARE (ADS):
FROM CONTINUING OPERATIONS(1)(2)	0.95		0.73
TOTAL(1)	0.94		0.76
FULLY DILUTED EARNINGS PER SHARE (ADS):
FROM CONTINUING OPERATIONS(1)(2)	0.94		0.73
TOTAL(1)	0.93		0.76

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	452,897,854		450,179,073
FULLY DILUTED AVERAGE NUMBER OF SHARES	456,185,650		453,303,426

Notes :
(1)  Except earnings per share (ADS), which are expressed in Euro
(2)  Results of Things Remembered, Inc., a former subsidiary that was sold in September 2006, are classified as discontinued operations and are not included in results from continuing operations for 2006 and 2005.

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2006 AND DECEMBER 31, 2005

In thousands of Euro	December 31, 2006	December 31, 2005(1)(2)

CURRENT ASSETS:
CASH	339,122	367,461
ACCOUNTS RECEIVABLE	533,814	461,353
SALES AND INCOME TAXES RECEIVABLE	24,924	45,823
INVENTORIES	400,695	370,289
PREPAID EXPENSES AND OTHER	98,156	87,581
DEFERRED TAX ASSETS - CURRENT	88,036	89,781
ASSETS HELD FOR SALE	0	182,296
TOTAL CURRENT ASSETS	1,484,747	1,604,584

PROPERTY, PLANT AND EQUIPMENT - NET	787,201	705,166

OTHER ASSETS
INTANGIBLE ASSETS - NET	2,524,976	2,602,469
INVESTMENTS	22,897	15,832
OTHER ASSETS	93,588	44,741
SALES AND INCOME TAXES RECEIVABLES	913	730
TOTAL OTHER ASSETS	2,642,374	2,663,772

TOTAL	4,914,322	4,973,522

CURRENT LIABILITIES:
BANK OVERDRAFTS	168,358	275,956
CURRENT PORTION OF LONG-TERM DEBT	359,527	110,978
ACCOUNTS PAYABLE	349,598	281,348
ACCRUED EXPENSES AND OTHER	374,718	379,166
ACCRUAL FOR CUSTOMERS’ RIGHT OF RETURN	17,881	7,799
INCOME TAXES PAYABLE	155,195	133,382
LIABILITIES HELD FOR SALE		47,092
TOTAL CURRENT LIABILITIES	1,425,277	1,235,721

LONG-TERM LIABILITIES:
LONG-TERM DEBT	959,735	1,417,931
LIABILITY FOR TERMINATION INDEMNITIES	60,635	56,600
DEFERRED TAX LIABILITIES - NON-CURRENT	41,270	116,639
OTHER	181,888	179,120
TOTAL LONG-TERM LIABILITIES	1,243,528	1,770,289

COMMITMENTS AND CONTINGENCIES:
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	30,371	13,478

SHAREHOLDERS’ EQUITY:
460,216,248 ORDINARY SHARES AUTHORIZED AND ISSUED — 453,781,462 SHARES OUTSTANDING	27,613	27,479
NET INCOME	424,285	342,294
RETAINED EARNINGS	1,763,248	1,584,260
TOTAL SHAREHOLDERS’ EQUITY	2,215,146	1,954,033

TOTAL	4,914,322	4,973,522

Notes :

(1) Certain amounts of 2005 have been reclassified to conform to 2006 presentation.

(2)  Results of Things Remembered, Inc., a former subsidiary that was sold in September 2006, are classified as assets and liabilities held for sale in the balance sheet for December 31, 2005.

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS
FOR THE YEARS ENDED
DECEMBER 31, 2006 AND DECEMBER 31, 2005
- SEGMENTAL INFORMATION -

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated

2006

Net Sales	1,715,369	3,294,160	(333,374)	4,676,156
Operating income	445,843	431,546	(121,403)	755,987
% of sales	26.0%	13.1%		16.2%
Capital Expenditures	108,117	164,063		272,180
Depreciation & Amortization	57,331	122,403	41,063	220,797
Assets	1,798,589	1,343,481	1,772,252	4,914,322

2005(1)(2)

Net Sales	1,310,273	3,061,690	(237,700)	4,134,263
Operating income	304,333	355,238	(78,170)	581,401
% of sales	23.2%	11.6%		14.1%
Capital Expenditures	81,070	138,946		220,016
Depreciation & Amortization	48,720	103,596	32,337	184,652
Assets	1,590,091	1,308,174	2,075,257	4,973,522

Notes :

(1)  Results of Things Remembered, Inc., a former subsidiary that was sold in September 2006, are classified as discontinued operations and are not included in results of operations of 2006 and 2005.

(2) Certain amounts of 2005 have been reclassified to conform to 2006 presentation.

LUXOTTICA GROUP

RECONCILIATION OF THE CONSOLIDATED INCOME STATEMENT
PREPARED IN ACCORDANCE WITH US GAAP AND IAS / IFRS
FOR THE YEAR ENDED DECEMBER 31, 2006,
PURSUANT TO CONSOB REGULATION N. 27021 OF APRIL 7, 2000 AND
IN ACCORDANCE WITH CONSOB
COMMUNICATION DME/5015175 DATED MARCH 10, 2005.

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2006

In thousands of Euro (1)	US GAAP 2006	IFRS 2	IFRS 3	IAS 19	IAS 38	IAS 39	Other	Total IAS/IFRS	IAS / IFRS 2006
		Stock option	Business combination	Tfr & Pension	Intangibles	Derivatives	adjs	Adjustment

NET SALES	4,676,156								4,676,156
COST OF SALES	(1,426,000)		(2,039)	(982)			5,271	2,251	(1,423,749)
GROSS PROFIT	3,250,156		(2,039)	(982)			5,271	2,251	3,252,406
OPERATING EXPENSES:
SELLING EXPENSES	(1,544,327)		(332)				650	318	(1,544,009)
ROYALTIES	(104,579)						145	145	(104,434)
ADVERTISING EXPENSES	(318,128)				2,258		815	3,073	(315,055)
GENERAL AND ADMINISTRATIVE EXPENSES	(465,830)	1,409		4,687			2,879	8,975	(456,855)
TRADEMARK AMORTIZATION	(61,306)								(61,306)
TOTAL	(2,494,169)	1,409	(332)	4,687	2,258		4,489	12,511	(2,481,659)
OPERATING INCOME	755,987	1,409	(2,371)	3,705	2,258		9,760	14,761	770,748
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(70,622)					(2,443)	(133)	(2,576)	(73,198)
INTEREST INCOME	9,804						745	745	10,549
OTHER - NET	(16,992)						(2,979)	(2,979)	(19,971)
OTHER INCOME (EXPENSES)-NET	(77,810)					(2,443)	(2,367)	(4,810)	(82,620)
INCOME BEFORE PROVISION FOR INCOME TAXES	678,177	1,409	(2,371)	3,705	2,258	(2,443)	7,392	9,951	688,128
PROVISION FOR INCOME TAXES	(238,757)	(1,780)	972	(1,223)	(1,143)	937	(3,661)	(5,897)	(244,654)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	439,420	(370)	(1,399)	2,482	1,115	(1,505)	3,732	4,054	443,474
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(8,715)						195	195	(8,520)
NET INCOME FROM CONTINUING OPERATIONS (2)	430,705	(370)	(1,399)	2,482	1,115	(1,505)	3,927	4,249	434,954
DISCONTINUED OPERATIONS	(6,419)								(6,419)
NET INCOME	424,285	(370)	(1,399)	2,482	1,115	(1,505)	3,927	4,249	428,535
BASIC EARNINGS PER SHARE (ADS):
FROM CONTINUING OPERATIONS (1) (2)	0.95								0.96
TOTAL (1)	0.94								0.95
FULLY DILUTED EARNINGS PER SHARE (ADS):
FROM CONTINUING OPERATIONS (1) (2)	0.94								0.95
TOTAL (1)	0.93								0.94

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	452,897,854								452,897,854
FULLY DILUTED AVERAGE NUMBER OF SHARES	456,185,650								456,405,590

Notes :

(1)            Except earnings per share (ADS), which are expressed in Euro

(2)            Results of Things Remembered, Inc., a former subsidiary that was sold in September 2006, are classified as discontinued operations and are not included in results from continuing operations for 2006 and 2005.

LUXOTTICA GROUP

NON U.S. GAAP MEASURE: NET DEBT AND EBITDA

FOR THE YEARS ENDED

DECEMBER 31, 2006 AND DECEMBER 31, 2005

KEY FIGURES IN MILLIONS OF EURO

	2006	2005

LONG-TERM DEBT (+)	959.7	1,417.9

CURRENT PORTION OF LONG-TERM DEBT (+)	359.5	111.0

BANK OVERDRAFTS (+)	168.4	276.0

CASH (-)	-339.1	-367.5

NET DEBT (=)	1,148.5	1,437.4

KEY FIGURES IN MILLIONS OF EURO

	2006	2005

OPERATING INCOME (+)	756.0	581.4

DEPRECIATION & AMORTIZATION (+)	220.8	184.7

EBITDA (=)	976.8	766.1

NET DEBT / EBITDA	1.18	1.88

Set forth below is the text of a press release issued on March 6, 2007.

Luxottica expects another year of double-digit growth in 2007

Milan, Italy — March 6, 2007 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), the global leader in the eyewear sector, expects that earnings per share (EPS) for fiscal year 2007 will improve year-over-year by as much as 18 percent at constant exchange rates.

Detailed forecast for fiscal year 2007(1)

For the full year, the Group forecasts a growth in consolidated sales at constant exchange rates of between eight and ten percent, which would reflect a growth in EPS for the year of between 16 percent and 18 percent. At an average exchange rate of €1 = US$1.30, this would result in consolidated sales for fiscal year 2007(2) of between €4.9 billion and €5.0 billion and EPS for the period of between €1.07 and €1.09 (earnings per ADS of between US$1.39 and US$1.42).

The Group also expects that its Net Debt position will improve further from its December 31, 2006, levels. Fiscal year 2007 is expected to be another year of strong cash flow generation.

Andrea Guerra, Luxottica Group’s chief executive officer, commented: “Today we are leaders in an industry that is very quickly evolving: over recent years eyewear has evolved into a key fashion and luxury accessory, in fact one through which all of us express their personality; two-thirds of the world’s population has only recently entered our market and are already showing significant appreciation for our brands; and the aging of the population, in particular of baby boomers, is another important driver of growth in our sector. We believe that 2007 will be another record year for our Group, thanks mainly to ongoing investments in our store base for approximately €225 million, including the remodeling of an additional 480 stores worldwide as well over 500 new stores. “

Wholesale: another strong year in

In particular, the Group expects another strong year for its wholesale business with an anticipated improvement in sales of 15 percent year-over-year and an anticipated rise in profitability by another 100 bps over its current industry-wide record levels. The main drivers of this important growth are expected to be: the much stronger brand portfolio, which saw the launch of Polo Ralph Lauren at the beginning of the year and which continues to enjoy significant growth opportunities mainly from Burberry, Bvlgari, Chanel, Dolce & Gabbana, Persol, Prada, Ray-Ban and Versace; significantly more focused advertising and trade marketing support; and the additional highly profitable growth in emerging markets.

Retail: a significant opportunity in sun, more steady growth from optical

In 2007, the Group plans to further extend its sun retail brand Sunglass Hut to profit from growth in demand for fashion and luxury sun wear. Growth in sun is expected to come from: traditional markets — mainly in the U.S., but also in Asia-Pacific and Europe, where the Sunglass Hut business has recently returned to profitability after a successful restructuring; new markets — from the Middle East and Hong Kong to Macao and South Africa; and new channels — especially department stores and travel retail.

In optical, Luxottica expects more steady growth and to continue to enjoy the benefits of ongoing investments in its store base both in North America and Asia-Pacific, the renewed strength of its brand portfolio and its focus on higher value-added products, including the ongoing roll-out of new lens technologies. In terms of profitability, Luxottica expects 2007 to produce more of the benefits of the Group’s ongoing focus on improving overall operating efficiency.

Investor presentation today in Milan, available via webcast

Today at 2:30 PM CET (1:30 PM GMT, 8:30 AM US ET) the Group will hold an investor presentation at the Milan Stock Exchange. The presentation, which will be open to representatives of the financial community and the media, and all related materials, will be available via webcast from the Group’s corporate website at www.luxottica.com.  During the presentation, Group management is expected to outline key drivers of growth and initiatives for fiscal year 2007.

About Luxottica Group S.p.A.

Luxottica Group is a global leader in eyewear, with approximately 5,700 optical and sun retail stores in North America, Asia-Pacific, China and Europe and a strong brand portfolio that includes Ray-Ban, the best selling sun and prescription eyewear brand in the world, as well as, among others, license brands Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada and Versace, and key house brands Vogue, Persol, Arnette and REVO. In addition to a global wholesale network that touches 130 countries, the Group manages leading retail brands such as LensCrafters and Pearle Vision in North America, OPSM and Laubman & Pank in Asia-Pacific, and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based high-quality manufacturing plants and in the only two China-based plants wholly-owned by a premium eyewear manufacturer. For fiscal year 2006, Luxottica Group (NYSE: LUX; MTA: LUX) posted consolidated net sales of €4.7 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the availability of correction alternatives to prescription eyeglasses, the ability to successfully launch initiatives to increase sales and reduce costs, the ability to effectively integrate recently acquired businesses, as well as other political, economic and technological factors and other risks referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof and, under U.S. securities regulation, Luxottica Group does not assume any obligation to update them.

Luxottica Group S.p.A. media and investor relations contacts

Luca Biondolillo, Head of Communications
Tel.: +39 (02) 8633 4062
Email: LucaBiondolillo@Luxottica.com

Alessandra Senici, Senior Manager, Investor Relations
Tel.: +39 (02) 8633 4069
Email: AlessandraSenici@Luxottica.com

(1)             Earnings per share guidance does not reflect the impact of adoption of Financial Accounting Standard Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, of FASB Statement 109 (FIN 48).

(2)             Luxottica Group’s forecast for fiscal year 2007 includes the expected impact of non-cash expenses for stock options, in line with the adoption of SFAS 123 (R) as of January 1, 2006.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ Enrico Cavatorta
DATE: March 7, 2007	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER